UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

21VIANET GROUP, INC.

(Name of Issuer)

Class A Ordinary Shares, Par Value $0.00001

(Title of Class of Securities)

90138A103

(CUSIP Number)

Francis Ng

King Venture Holdings Limited

Kingsoft Tower No. 33

Xiaoying West Road

Haidian District, Beijing 100085

The People’s Republic of China

Telephone: +(86) 10 82325515

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90138A103

1.	Name of Reporting Person: King Venture Holdings Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 57,337,393(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 57,337,393

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,337,393(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0% of the Class A Ordinary Shares(1), (2)

14.	Type of Reporting Person CO

(1) Representing 39,087,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.

(2) Represents approximately 20.2% of the voting power of the ordinary shares of the Issuer. Represents approximately 10.9% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 460,611,670 Class A Ordinary Shares and 63,596,248 Class B Ordinary Shares outstanding as of April 12, 2016, according to Form 20F filed by the Issuer on April 12, 2016.

CUSIP No. 90138A103

1.	Name of Reporting Person: Kingsoft Corporation Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 57,337,393(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 57,337,393

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,337,393(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0% of the Class A Ordinary Shares(1), (2)

14.	Type of Reporting Person CO

(1) Representing 39,087,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.

(2) Represents approximately 20.2% of the voting power of the ordinary shares of the Issuer. Represents approximately 10.9% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 460,611,670 Class A Ordinary Shares and 63,596,248 Class B Ordinary Shares outstanding as of April 12, 2016, according to Form 20F filed by the Issuer on April 12, 2016.

Introductory Note

This amendment No. 3 (“Amendment No. 3”) to Schedule 13D is jointly filed on behalf of King Venture Holdings Limited, a company incorporated under the laws of the Cayman Islands (“King Venture”), and Kingsoft Corporation Limited, a company incorporated under the laws of the Cayman Islands (“Kingsoft”, together with King Venture, each a “Reporting Person” and collectively, the “Reporting Persons”), with respect to 21Vianet Group, Inc. (the “Issuer”).

This Amendment No. 3 represents the third amendment to the initial statement on Schedule 13D jointly filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on January 15, 2015 (the “Original Schedule 13D”), as amended and supplemented by amendment No.1 jointly filed on behalf of the Reporting Persons with the SEC on June 19, 2015 (“Amendment No.1”) and by amendment No 2. jointly filed on behalf of the Reporting Persons with the SEC on July 29, 2015 (“Amendment No. 2,” Amendment No. 1 and the Original Schedule 13D are collectively, the “Schedule 13D”). Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 below, Kingsoft has submitted a letter to the special committee of the board of directors of the Issuer which notified the Issuer that the Consortium Members had unanimously determined to withdraw the Proposal. The information set forth in Item 4 below is hereby incorporated by reference into this Item 3.

The information set forth in or incorporated by reference in Item 4 of the Schedule 13D is incorporated herein by reference in its entirety.

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 30, 2016, the Consortium Members submitted a letter (“Proposal Withdrawal Letter”) to the special committee of the board of directors of the Issuer which notified the Issuer that such parties had unanimously determined to withdraw the Proposal. The withdrawal of the Proposal became effective on June 30, 2016.

The description of the Proposal Withdrawal Letter in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal Withdrawal Letter, which has been filed as Exhibit 7.08 to this Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Except as indicated in the Schedule 13D and this Amendment No. 3, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)  King Venture is the beneficial owner of 57,337,393 Class A Ordinary Shares, representing (i) 39,087,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares held by King Venture into Class A Ordinary Shares, (ii) approximately 12.0% of the outstanding Class A Ordinary Shares, assuming the conversion of all Class B Ordinary Shares held by King Venture into Class A Ordinary Shares, (iii) approximately 10.9% of all outstanding ordinary shares of the Issuer, assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, and (iv) approximately 20.2% of the voting power of all ordinary shares of the Issuer. The foregoing is based on 460,611,670 Class A Ordinary Shares and 63,596,248 Class B Ordinary Shares outstanding as of April 12, 2016, as reported by the Issuer on its Form 20-F filed with the SEC on April 12, 2016. Class A Ordinary Shares hold one vote per share and Class B Ordinary Shares hold ten votes per share.

Kingsoft, through its ownership of King Venture, may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by King Venture.

(c)                                  Except as described in this Schedule 13D, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the principal terms of the Proposal Withdrawal Letter under Item 4 is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein and in the Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 7.08             Proposal Withdrawal Letter dated June 30, 2016

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2016

KING VENTURE HOLDINGS LIMITED

By:	/s/ Yuk Keung NG
Name: Yuk Keung NG
Title: Director

KINGSOFT CORPORATION LIMITED

By:	/s/ Yuk Keung NG
Name: Yuk Keung NG
Title: Director